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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                    ___________

                                     SCHEDULE 13D
       Information to be included in statements filed pursuant to Rule 13d-1(a)
               and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     5  )*

                            NUMED HOME HEALTH CARE, INC.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      67052T201
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                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                               Cleveland, Ohio 44114
                                    216-736-7204
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                   December 2, 1998
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(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4 Pages
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                                    SCHEDULE 13D
CUSIP NO. 67052T201                                            PAGE 2 OF 4 PAGES

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   1   NAME OF REPORTING PERSON
         S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

         Turkey Vulture Fund XIII, Ltd.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [    ]
                                                                    (b) [    ]

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

         WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [    ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
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        NUMBER OF          7  SOLE VOTING POWER

         SHARES                 563,500
                         -------------------------------------------------------
      BENEFICIALLY         8  SHARED VOTING POWER

        OWNED BY
                         -------------------------------------------------------
          EACH             9  SOLE DISPOSITIVE POWER

        REPORTING               563,500
                         -------------------------------------------------------
         PERSON            10 SHARED DISPOSITIVE POWER

          WITH
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       563,500
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                            [___]
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.3%
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  14  TYPE OF REPORTING PERSON*

       OO
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                                  Page 2 of 4 Pages
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     This Amendment No. 5 to Schedule 13D Statement is filed on behalf of Turkey
Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions by the Fund of shares of common stock, par value $0.001 per share (the "Shares"), of NuMED Home Health Care, Inc., a Nevada corporation ("NuMED").


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     The Shares acquired by the Fund since the filing of Amendment No. 4 to
Schedule 13D Statement on November 25,1998 ("Amendment No. 4") were acquired for the aggregate purchase price of approximately $27,500 with working capital of the Fund.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:


     (a) According to the most recently available filing with the Securities and Exchange Commission by NuMED, there are 4,966,620 Shares outstanding.

     The Fund beneficially owns 563,500 Shares, or approximately 11.3% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 563,500 Shares owned by the Fund.

     (c) Since the filing of Amendment No. 4, the Fund has purchased 55,000 Shares in the following open market transactions:

                                                            Per Share Price
                Date          Number of Shares           (Excluding Commissions)
          ----------------    ----------------            ---------------------
          December 2, 1998         55,000                        $0.50

     (d)  Not Applicable.

     (e)  Not Applicable.


                                  Page 3 of 4 Pages
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   December 4, 1998               TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                            ------------------------------------
                                            Richard M. Osborne, Manager


                                  Page 4 of 4 Pages